Filed pursuant to Rule 424(b)(3)

Registration Statement No 333-128213

PROSPECTUS

246,053 SHARES

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UNIT CORPORATION

COMMON STOCK

Up to 246,053 outstanding shares of common stock of Unit Corporation may be offered for sale from time to time by the selling stockholder. We will not receive any part of the proceeds of the sale of these shares.

Our common stock is traded on the New York Stock Exchange under the symbol “UNT”. On September 8, 2005, the last reported sale price of our common stock as reported on the New York Stock Exchange was $51.09 per share.

See “Risk Factors” on pages 2 to 7 for factors that should be considered before investing in our shares.

We will pay the expenses of registration of the sale of the shares (except for discounts, concessions or commissions of any underwriters, dealers or agents).

Our principal executive offices are located at 7130 South Lewis, Suite 1000, Tulsa, Oklahoma 74136, and our telephone number is (918) 493-7700.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 27, 2005

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell these shares of common stock and it is not soliciting an offer to buy these shares of common stock in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information set forth or incorporated by reference in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

Oil and natural gas prices are volatile, and low prices have negatively affected our financial results and could do so in the future.

Our revenues, operating results, cash flow and future rate of growth depend substantially on prevailing prices for oil and natural gas. Historically, oil and natural gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. Any decline in prices in the future would have a negative impact on our future financial results. Because our oil and natural gas reserves are predominantly natural gas, significant changes in natural gas prices would have a particularly large impact on our financial results.

Prices for oil and natural gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

.	political conditions in oil producing regions, including the Middle East;
.	the ability of the members of the Organization of Petroleum Exporting

Countries to agree to and maintain oil price and production controls;

.	the price of foreign imports;
.	actions of governmental authorities;
.	the domestic and foreign supply of oil and natural gas;
.	the level of consumer demand;
.	U.S. storage levels of natural gas;
.	weather conditions;
.	domestic and foreign government regulations;
.	the price, availability and acceptance of alternative fuels; and
.	overall economic conditions.

These factors and the volatile nature of the energy markets make it impossible to predict with any certainty the future prices of oil and natural gas.

Our contract drilling operations depend on levels of activity in the oil and natural gas exploration and production industry.

Our contract drilling operations depend on the level of activity in oil and natural gas exploration and production in our operating markets. Both short-term and long-term trends in oil and natural gas prices affect the level of that activity. Because oil and natural gas prices are volatile, the level of exploration and production activity can also be volatile. Any decrease from current oil and natural gas prices would depress the level of exploration and production activity. This, in turn, would likely result in a decline in the demand for our drilling services and would have an adverse effect on our contract drilling revenues, cash flows and profitability. As a result, the future demand for our drilling services is uncertain.

The industries in which we operate are highly competitive, and many of our competitors have greater resources than we do.

The drilling industry in which we operate is generally very competitive. Most drilling contracts are awarded on the basis of competitive bids, which may result in intense price competition. Many of our competitors in the contract drilling industry have greater financial and human resources than we do. These resources may enable them to better withstand periods of low rig utilization, to compete more effectively on the basis of price and technology, to build new rigs or acquire existing rigs and to provide rigs more quickly than we do in periods of high rig utilization.

The oil and natural gas industry is also highly competitive. We compete in the areas of property acquisitions and oil and natural gas exploration, development, production and marketing with major oil companies, other independent oil and natural gas concerns and individual producers and operators. In addition, we must compete with major and independent oil and natural gas concerns in recruiting and retaining qualified employees. Many of our competitors in the oil and natural gas industry have substantially greater financial and other resources than we do.

Shortages of experienced personnel for our contract drilling operations could limit our ability to meet the demand for our services.

During periods of increasing demand for contract drilling services, the industry experiences shortages of qualified drilling rig personnel. During these periods, our ability to attract and retain sufficient qualified personnel to market and operate our drilling rigs is adversely affected which negatively impacts both our operations and profitability. Operationally, it is more difficult to hire qualified personnel which adversely affects our ability to mobilize inactive rigs in response to the increased demand for our contract drilling services. Additionally, wage rates for drilling personnel are likely to increase, resulting in greater operating costs.

Shortages of drill pipe, replacement parts and other related rig equipment adversely affects our operating results.

During periods of increased demand for drilling services, the industry has experienced shortages of drill pipe, replacement parts and other related rig equipment. These shortages can cause the price of these items to increase significantly and require that orders for the items be placed well in advance of expected use. These price increases and delays in delivery may require us to increase capital and repairs expenditures in our contract drilling segment. Severe shortages could impair our ability to operate our drilling rigs.

Continued growth through acquisitions is not assured.

We have increased our drilling rig fleet, as well as our exploration and production operations, over the past several years through mergers and acquisitions. Both the land drilling industry as well as the exploration and development industry have experienced significant consolidation over the past several years, and there can be no assurance that acquisition opportunities will continue to be available. Additionally, we are likely to continue to face intense competition from other companies for available acquisition opportunities.

There can be no assurance that we will:

.	have sufficient capital resources to complete additional acquisitions,
.	successfully integrate acquired operations and assets,
.	effectively manage the growth and increased size,
.	maintain the crews and market share to operate any future drilling rigs we may acquire, or
.	successfully improve our financial condition, results of operations, business or prospects in any material manner as a result of any completed acquisition.

We may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity would be dilutive to existing stockholders. Also, continued growth could strain our management, operations, employees and other resources.

Our operations have significant capital requirements, and our indebtedness could have important consequences to you.

We have experienced and expect to continue to experience substantial working capital needs due to our growth in drilling operations and our active exploration, development and exploitation programs. At June 30, 2005, our long-term debt outstanding was $94.9 million. As of June 30, 2005, the amount available for borrowing under our credit facility was $150.0 million, of which $55.1 million was outstanding. Our level of indebtedness, the cash flow needed to satisfy our indebtedness and the covenants governing our indebtedness could:

.	limit funds available for financing capital expenditures, our drilling program or other activities or cause us to curtail these activities;

.	limit our flexibility in planning for, or reacting to changes in, our business;
.	place us at a competitive disadvantage to some of our competitors that are less leveraged than we are;
.	make us more vulnerable during periods of low oil and natural gas prices or in the event of a downturn in our business; and

.	prevent us from obtaining additional financing on acceptable terms or limit amounts available under our existing or any future credit facilities.

Our ability to meet our debt service obligations will depend on our future performance. In addition, lower oil and natural gas prices could result in future reductions in the amount available for borrowing under our credit facility, reducing our liquidity and even triggering mandatory loan repayments.

Our future performance depends upon our ability to find or acquire additional oil and natural gas reserves that are economically recoverable.

In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flow from operations. Historically, we have succeeded in increasing reserves after taking production into account through exploitation, development and exploration. We have conducted such activities on our existing oil and natural gas properties as well as on newly acquired properties. We may not be able to continue to replace reserves from such activities at acceptable costs. Low prices of oil and natural gas may further limit the kinds of reserves that can economically be developed. Lower prices also decrease our cash flow and may cause us to decrease capital expenditures.

We are continually identifying and evaluating opportunities to acquire oil and natural gas properties, including acquisitions that would be significantly larger than those consummated to date by us. We cannot assure you that we will successfully consummate any acquisition, that we will be able to acquire producing oil and natural gas properties that contain economically recoverable reserves or that any acquisition will be profitably integrated into our operations.

Our exploration and production operations involve a high degree of business and financial risk which could adversely affect us.

Exploration and development involve numerous risks that may result in dry holes, the failure to produce oil and natural gas in commercial quantities and the inability to fully produce discovered reserves. The cost of drilling, completing and operating wells is substantial and uncertain. Numerous factors beyond our control may cause the curtailment, delay or cancellation of drilling operations, including:

.	unexpected drilling conditions;
.	pressure or irregularities in formations;
.	equipment failures or accidents;
.	adverse weather conditions;
.	compliance with governmental requirements; and
.	shortages or delays in the availability of drilling rigs or delivery crews and the delivery of equipment.

Exploratory drilling is a speculative activity. Although we may disclose our overall drilling success rate, those rates may decline. Although we may discuss drilling prospects that we have identified or budgeted for, we may ultimately not lease or drill these prospects within the expected time frame, or at all. Lack of drilling success will have an adverse effect on our future results of operations and financial condition.

Our hedging arrangements might limit the benefit of increases in oil and natural gas prices.

In order to reduce our exposure to short-term fluctuations in the price of oil and natural gas, we sometimes enter into hedging arrangements. Our hedging arrangements apply to only a portion of our production and provide only partial price protection against declines in oil and natural gas prices. These hedging arrangements may expose us to risk of financial loss and limit the benefit to us of increases in prices.

Estimates of our reserves are uncertain and may prove to be inaccurate, and oil and natural gas price declines may lead to an impairment of our oil and natural gas assets.

There are numerous uncertainties inherent in estimating quantities of proved reserves and their values, including many factors beyond the control of the producer. The reserve data included or incorporated by reference in this prospectus represent only estimates. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves depend on a number of variable factors, including historical production from the area compared with production from other producing areas, and assumptions concerning:

.	the effects of regulations by governmental agencies;
.	future oil and natural gas prices;
.	future operating costs;
.	severance and excise taxes;
.	development costs; and
.	workover and remedial costs.

Some or all of these assumptions may vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of those reserves based on risk of recovery, and estimates of the future net cash flows from reserves prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and those variances may be material.

The information regarding discounted future net cash flows included in or incorporated by reference in this prospectus should not be considered as the current market value of the estimated oil and natural gas reserves attributable to our properties. As required by the

SEC, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by the following factors:

.	the amount and timing of actual production;
.	supply and demand for oil and natural gas;
.	increases or decreases in consumption; and
.	changes in governmental regulations or taxation.

In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our operations or the oil and natural gas industry in general.

We periodically review the carrying value of our oil and natural gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of proved oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. We may be required to write down the carrying value of our oil and natural gas properties when oil and natural gas prices are depressed or unusually volatile. If a write-down is required, it would result in a charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date.

Our operations present inherent risks of loss that, if not insured or indemnified against, could adversely affect our results of operations.

Our drilling operations are subject to many hazards inherent in the drilling industry, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather. Our exploration and production operations are subject to these and similar risks. Any of these events could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Generally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and we seek to obtain indemnification from our drilling customers by contract for some of these risks. To the extent that we are unable to transfer these risks to drilling customers by contract or indemnification agreements, we seek protection through insurance which our management considers to be adequate. However, we cannot assure you that our insurance or indemnification agreements will adequately protect us against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer to meet its indemnification obligations, could result in substantial losses. In addition, we cannot assure you that insurance will be available to cover any or all of these risks. Even if available, the insurance might not be adequate to cover all of our losses, or we might decide against obtaining that insurance because of high premiums or other costs.

In addition, we are not the operator of some of our wells. As a result, our operating risks for those wells and our ability to influence the operations for those wells are less subject to our control. Operators of those wells may act in ways that are not in our best interests.

Governmental and environmental regulations could adversely affect our business.

Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and natural gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions where we operate. We could incur liability to governments or third parties for any unlawful discharge of oil, natural gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any number of ways including the following:

.	from a well or drilling equipment at a drill site;
.	from gathering systems, pipelines, transportation facilities and storage tanks;
.	damage to oil and natural gas wells resulting from accidents during normal operations; and
.	blowouts, cratering and explosions.

Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

Our stockholders’ rights plan and provisions of Delaware law and our by-laws and charter could discourage change in control transactions and prevent stockholders from receiving a premium on their investment.

Our by-laws provide for a classified board of directors with staggered terms and authorizes the board of directors to set the terms of preferred stock. In addition, our charter and Delaware law contain provisions that impose restrictions on business combinations with interested parties. We have also adopted a stockholders’ rights plan. Because of our stockholders’ rights plan and these provisions of our by-laws, charter and Delaware law, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for our stockholders to benefit from transactions that are opposed by an incumbent board of directors.

WHERE YOU CAN FIND MORE

INFORMATION ABOUT THE COMPANY

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by us at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from the SEC’s Internet web site at http://www.sec.gov. Information concerning us also may be inspected at the New York Stock Exchange offices located at 20 Broad Street, New York, New York 10005.

Our Internet address is www.unitcorp.com and the investor relations section of our website is located at http://unitcorp.com/corpreports.html. Information contained on our website is not part of this prospectus. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K) until we terminate the offering of these shares:

.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;
.	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2005;
.	The description of rights to purchase preferred stock contained in our registration statement on

Form 8-A/A filed with the SEC on May 23, 2005, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description;

.	Our Form 8-K filed with the SEC on January 5, 2005;
.	Our Form 8-K filed with the SEC on February 8, 2005;
.	Our Form 8-K filed with the SEC on February 22, 2005;
.	Our Form 8-K filed with the SEC on May 24, 2005;
.	Our Form 8-K filed with the SEC on June 14, 2005;
.	Our Form 8-K filed with the SEC on July 1, 2005; and
.	Our Form 8-K filed with the SEC on September 6, 2005.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, a copy of any of the documents referred to above as being incorporated by reference. You may request a copy of these filings by writing or telephoning Mr. Mark E. Schell, General Counsel and Corporate Secretary, Unit Corporation, 7130 South Lewis, Suite 1000, Tulsa, Oklahoma 74136 (telephone 918/493-7700).

THE COMPANY

We were founded in 1963 as a contract drilling company. Today, through our three principal wholly owned subsidiaries, Unit Drilling Company, Unit Petroleum Company and Superior Pipeline Company, L.L.C., we

.	contract to drill onshore oil and natural gas wells for our own account and for others,
.	explore, develop, acquire and produce oil and natural gas properties for our own account, and
.	purchase, gather, process and treat natural gas for our own account and for third parties.

At various times, and from time to time, each of these three principal subsidiaries may conduct their operations through subsidiaries of their own.

RECENT DEVELOPMENTS

On August 31, 2005, we closed the acquisition of most all of the Texas drilling operations of Texas Wyoming Drilling, Inc. (the “TWD Acquisition”). Under the terms of the TWD Acquisition, Texas Wyoming Drilling, Inc. received, on August 31, 2005, 246,053 shares of our common stock and $13,145,000 in cash. The balance of the consideration to be paid in this acquisition, $6,750,000, will be paid in cash when we take possession of the seventh drilling rig as described in the next paragraph.

The principal assets we acquired in the TWD Acquisition were seven drilling rigs and a number of vehicles and miscellaneous drilling equipment. At the closing on August 31, 2005, we took possession of six of the seven drilling rigs. Construction of the seventh drilling rig was not complete on that date. We will close on the seventh drilling rig when construction is complete which we estimate will be around September 15, 2005.

FORWARD-LOOKING STATEMENTS

This document and the documents we are incorporating contain, or may contain, certain statements that are “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included or incorporated by reference in this document, which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believes,” “intends,” “expects,” “anticipates,” “projects,” “estimates,” “predicts” and similar expressions are used to identify forward-looking statements.

These forward-looking statements include, among others, such things as:

.	the amount and nature of out future capital expenditures;
.	wells to be drilled or reworked;
.	prices for oil and natural gas;
.	demand for oil and natural gas;
.	exploitation and exploration prospects;
.	estimates of proved oil and natural gas reserves;
.	oil and natural gas reserve potential;
.	development and infill drilling potential;
.	drilling prospects;
.	expansion and other development trends of the oil and natural gas industry;
.	business strategy;
.	production of oil and natural gas reserves;
.	growth potential for our gathering and processing operations;
.	gathering systems and processing plants to be constructed or acquired;
.	volumes and prices for natural gas gathered and processed;
.	expansion and growth of our business and operations; and
.	demand for our drilling rigs and drilling rig rates.

These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including:

.	the risk factors discussed in this document and in the documents we incorporate by reference;
.	general economic, market or business conditions;
.	the nature or lack of business opportunities that we pursue;
.	demand for our land drilling services;
.	changes in laws or regulations; and
.	other factors, most of which are beyond our control.

You should not place undue reliance on any of these forward-looking statements. We disclaim any current intention to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this document to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

SELLING STOCKHOLDER

The selling stockholder and the number of shares being offered for sale under this prospectus are:

.	Texas Wyoming Drilling, Inc.	246,053 shares

All of these shares were received by the selling stockholder in connection with the TWD Acquisition (see “Recent Developments”). In addition, we also granted registration rights with respect to these shares whereby we agreed to use our best efforts to effect the registration of these shares for resale on behalf of the selling stockholder and to maintain the effectiveness of the registration statement for a period of two years, subject to certain conditions. The offer and sale of these shares are being registered under the registration rights granted to the selling stockholder. If all of the shares offered under this prospectus are sold, Texas Wyoming Drilling, Inc. would not beneficially own any shares of our common stock.

Before the TWD Acquisition, Texas Wyoming Drilling, Inc. did not own any shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

We have 80,000,000 authorized shares of capital stock, consisting of (a) 75,000,000 shares of common stock, having a par value of $.20 per share, and (b) 5,000,000 shares of preferred stock, having a par value of $1.00 per share.

Common Stock

As of the date of this prospectus, there were 46,137,293 shares of common stock outstanding. All of such outstanding shares of common stock are fully paid and nonassessable.

Our stockholders are entitled to receive dividends, when, as and if declared by our board of directors out of assets legally available for their payment. In certain cases, we may not pay dividends to common stockholders until our dividend obligations to the holder of any preferred stock then outstanding have been satisfied. The provisions of our credit arrangements subject us to certain restrictions on the payment of dividends.

In the event of our voluntary or involuntary liquidation, dissolution or winding up, our stockholders will be entitled to share equally in our assets remaining after payment of all liabilities and after holders of all series of outstanding preferred stock have received their liquidation preferences in full.

Our stockholders have no preemptive subscription, conversion or redemption rights, and are not subject to further calls or assessments by us. There are no sinking fund provisions applicable to the common stock.

Our stockholders are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of common stock have no right to cumulate their votes in the election of directors.

Preferred Stock

As of the date of this prospectus, there were no shares of preferred stock outstanding.

Preferred stock may be issued from time to time in one or more series, and our board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, decrease the amount of earnings and assets available for distribution to holders of common stock, adversely affect the rights and powers, including voting rights, of holders of common stock and have the effect of delaying, deferring or preventing a change in control of us.

Stockholder Rights Agreement

Each share of common stock includes one right (“Right”) entitling the registered holder to purchase from us one one-hundredth of a share (a “Fractional Share”) of Series A Participating Cumulative Preferred Stock (the “Preferred Shares”), at a purchase price per Fractional Share of $160.00, subject to adjustment (the “Purchase Price”).

With certain exceptions, upon the earlier of (1) 10 days following the date we learn that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding shares of common stock, or (2) 10 business days following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person, a “Distribution Date” will occur and the Rights will be separated from the common stock. In certain circumstances, our board of directors may defer the Distribution Date. Certain inadvertent acquisitions will not result in a person becoming an Acquiring Person if the person promptly divests itself of sufficient common stock. Until the Distribution Date, (1) the Rights are evidenced by the certificates representing outstanding shares of common stock and will be transferred with and only with such certificates, which contain a notation incorporating the Rights Agreement by reference, and (2) the surrender for transfer of any certificate for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business 10 years after the Rights are issued, unless earlier redeemed or exchanged by us as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights certificates alone will represent the Rights. All shares of common stock issued prior to the Distribution Date will be issued with Rights. Shares of common stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by our board of directors, no other shares of the common stock issued after the Distribution Date will be issued with Rights.

In the event (a “Flip-In Event”) that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of our independent directors determines to be fair to and otherwise in our and our stockholders best interests (a “Permitted Offer”)), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, the number of Fractional Shares equivalent to the number of shares of common stock (or, in certain circumstances, cash, property or other securities) having a market value equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of any Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement.

In the event (a “Flip-Over Event”) that, at any time from and after the time an Acquiring Person becomes such, (1) we are acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer) or (2) 50% or more of our assets or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right as set by the Board of Directors. Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events.”

The number of outstanding Rights associated with a share of common stock, or the number of Preferred Shares issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Shares.

At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, we may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at our option, in cash, shares of common stock or such other consideration as our board of directors may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

Other than the redemption price, our board of directors may amend any of the provisions of the Rights Agreement as long as the Rights are redeemable.

The Rights have certain antitakeover effects. They will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us, even if such acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by our board of directors. The Rights were issued to protect our stockholders from coercive or abusive takeover tactics and inadequate takeover offers and to afford our board of directors more negotiating leverage in dealing with prospective acquirors.

Certain Other Possible Anti-takeover Provisions

Our by-laws, charter and Delaware law contain certain provisions that might be characterized as anti-takeover provisions. These provisions may make it more difficult to acquire control of us or remove our management.

Classified Board of Directors

Our by-laws provides for our board of directors to be divided into three classes of directors serving staggered three-year terms, with the number of directors in each class to be as nearly equal as possible. As a result, and assuming all classes have the same number of directors, only one-third of our directors are elected each year.

Issuance of Preferred Stock

As described above, our charter authorizes a class of undesignated preferred stock consisting of 5,000,000 shares. The issuance of preferred stock could, among other things, make it more difficult for a third party to gain control of us.

Fair Price Provisions

Our charter also contains certain “fair price provisions” designated to provide safeguards for stockholders when an “interested stockholder” (defined as a stockholder owning 5% or more of our voting stock) attempts to effect a “business combination” with us. The term “business combination” includes:

.	any merger or consolidation of us involving the interested stockholder;
.	certain dispositions of our assets,
.	any issuance of our securities meeting certain threshold amounts, to the interested stockholder,
.	adoption of any plan of liquidation or dissolution of us proposed by the interested stockholder, and
.	any reclassification of our securities having the effect of increasing the proportionate share of ownership of the interested stockholder.

In general, a business combination between us and the interested stockholder must be approved by the affirmative vote of 80% of the outstanding voting stock unless the transaction is approved by a majority of the members of the Board of Directors who are not affiliated with the interested stockholder or certain minimum price and form of consideration requirements are satisfied.

Delaware Business Combination Statute

We are incorporated under the laws of the State of Delaware. Section 203 of the Delaware General Corporation Law prevents an “interested stockholder” (defined as a stockholder owning 15% or more of a corporation’s voting stock) from engaging in a business combination with that corporation for a period of three years from the date the stockholder became an interested stockholder unless:

.	the corporation’s board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder;

.	upon attaining that status, the interested stockholder had acquired at least 85% of the corporation’s voting stock (not counting shares owned by persons who are directors and also officers); or

.	the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder).

Since we have not amended our charter or by-laws to exclude the application of Section 203, its provisions apply to us. Accordingly, Section 203 may inhibit an interested stockholder’s ability to acquire additional shares of common stock or otherwise engage in a business combination with us.

Advance Notice for Raising Business or Making Nominations at Meetings

Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual or special meeting at which directors are to elected.

Only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Only persons who are nominated by, or at the direction of, the board of directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected will be eligible for election as directors. The person presiding at the meeting will have the authority to make determinations whether a stockholder’s notice complies with the procedures in our by-laws.

To be timely, notice of business to be brought before an annual meeting or nominations of candidates for election as directors at an annual meeting is generally required to be received by our secretary not later than 90 days nor earlier than 120 days prior to the first anniversary of the prior years annual meeting date.

The notice of any nomination for election as a director is required to set forth the information regarding that person required in our by-laws as well as by paragraphs (a), (e), and (f) of Item 401 of regulation S-K adopted by the SEC.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Mellon Investor Services, L.L.C.

PLAN OF DISTRIBUTION BY SELLING STOCKHOLDER

We are registering the offer and sale of the shares of common stock on behalf of the selling stockholder. The selling stockholder, or its donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder in a non-sale related transfer, may sell the shares of common stock in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in private, negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods, at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares and that there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

Any or all of the shares may be sold from time to time directly to purchasers by the selling stockholder. Alternatively, the selling stockholder may from time to time offer shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder and/or from the purchaser of the shares for whom they may act as agent (which compensation to a particular broker-dealer may be in excess of customary commissions). We have agreed to indemnify the selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholder may indemnify any agent, dealer or broker-dealer that participates in sales of the shares against similar liabilities.

The selling stockholder and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” under the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares by them while acting as principals might be deemed underwriting discounts and commissions under the Securities Act.

Because the selling stockholder may be deemed an “underwriter” under the Securities Act, the selling stockholder will be subject to certain prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange. We have informed the selling stockholder that certain anti-manipulation provisions of Regulation M under the Exchange Act may apply to its sale of shares in the market.

In addition, the selling stockholder may from time to time sell shares in transactions permitted by Rule 144 or Rule 145, as applicable, under the Securities Act, provided the selling stockholder meets the criteria and conforms to the requirements of such rules.

We have agreed to bear all of the costs and expenses in connection with the registration of the shares offered by this prospectus which are estimated to be approximately $17,481. The selling stockholder will pay all brokerage commissions and similar selling expenses, if any, incurred with the sale of the shares.

If we are notified that the selling stockholder has entered into a material arrangement with a broker-dealer for a sale of shares, or if we receive notification that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL OPINION

Mark E. Schell, General Counsel of Unit Corporation, as our counsel, will issue an opinion for us regarding the validity of the shares of common stock offered by this prospectus. Mark E. Schell beneficially owns 73,647 shares of our common stock.

EXPERTS

The estimated reserve evaluations and related calculations of Ryder Scott Company, petroleum engineers, incorporated by reference in this prospectus, have been incorporated in reliance on the authority of that firm as experts in petroleum engineering.

The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2004 incorporated in this prospectus by reference to the Annual Report on Form 10-K have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

With respect to the unaudited financial information of Unit Corporation for the three-month periods ended March 31, 2005 and 2004 and the three and six-month periods ended June 30, 2005 and 2004, incorporated by reference in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated August 8 and May 3, 2005, August 4 and April 19, 2004, incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provision of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.